

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail

Brad Farrell
Chief Financial Officer and Treasurer
Two Harbors Investment Corp.
601 Carlson Parkway, Suite 150
Minnetonka, Minnesota 55305

> **Re:    Two Harbors Investment Corp.**
> **Form 10-K**
> **Filed February 28, 2012**
> **File No. 001-34506**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1.      To the extent residential real property become a material portion of your portfolio, please provide operating data for those investments.  Such information should include, but is not limited to, occupancy rates, rental rates, and geographic information.

2.      You disclose, in the first risk factor on page 15, that lenders are able to value your collateral for the purpose of determining whether to initiate a margin call.  In future Exchange Act periodic reports, please discuss the objective nature of any valuation and the typical time period in which a margin call can be cured.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

3.      To the extent that you significantly modify your agency or non-agency RMBS holdings during the reporting period, in future Exchange Act periodic reports, please provide additional disclosure regarding your purchasing and selling activities.  Discuss the average yield on assets sold and purchased and, specifically for non-agency RMBS purchased, the average credit rating and the loan to value ratio.  Also, for your non-agency portfolio as of period end, please tell us if you would be able to provide the geographic diversity of the collateral, the average loan size, default data, and your position within the payment cascade of the RMBS.

4.      In future Exchange Act periodic reports, please include an analysis of any trend in the changes in the net interest rate spread of your agency and non-agency holdings.

5.      We note your disclosure of haircut ranges on page 4.  In future Exchange Act periodic reports, please disclose your weighted average haircuts and excess capital cushions and address, if material, any trends related to the amounts of these lender protections.

6.      On page 45, your disclosure appears to indicate that your debt to equity ratio has increased significantly compared to 2010.  In future Exchange Act periodic reports, please provide more details regarding the specific factors that you consider in establishing your actual debt to equity ratio.

Market Conditions and Outlook

Prepayment speeds and volatility due to interest rates, page 44

7.      We note that the designated credit reserve as a percentage of the total unamortized discount and as a percentage of the face value of your non-Agency RMBS portfolio has increased from the prior year.  Please tell us the reason for the increase.  In your response tell us whether this is indicative of the company purchasing securities with higher risk and if so please disclose that fact in future filings.

8.      Tell us the total amount transferred from designated credit reserve to unamortized net discount during the current year.  Please enhance your disclosure to include this information in future filings to extent it is significant.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 8. Derivative Instruments and Hedging Activities, page 89

9.      Please provide us with more information regarding your Inverse interest-only securities. In your response tell us the significant terms of the investment including but not limited to the interest payment terms, initial investment and amount at risk. Additionally, please tell us how you determined that this investment meets the definition of a derivative.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney at (202)551-3386 or me at Tom Kluck, Legal Branch Chief at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief